J.P.Morgan


May 18, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Proposed transaction between Worldwide Webb Acquisition Corp. and
Aark
Singapore Pte. Ltd.

To whom it may concern:

         We write regarding the above-referenced transaction concerning a proposed business combination (the 'Transaction") between the Worldwide Webb Acquisition Corp. (the "Issuer") and Aark Singapore Pte. Ltd. (the "Target"). As of the date of this letter, a Registration Statement on Form S-4 has been filed by the Issuer but has not yet been declared effective (the "Registration Statement").

        This letter is to advise you that, effective as of May 26, 2022, our firn1 resigned from, and ceased or refused to act in, every office, capacity, and relationship in which we had agreed to act with respect to the Transaction. We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities
Act of 1933 (the "Securities Act")) nor any of its affiliates (within the meaning of Rule
405 under the Securities Act) will be responsible for any part of the Registration
Statement. In connection with our role as underwriter for the Issuer's initial public offering, we have waived our entitlement to the payment of any deferred compensation.

       Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(l 1) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                 Sincerely,

                                                 J.P. Morgan Securities LLC
                                                                    -,   ,I




                                                 By: -    -~r--r'------=---
                                                 Name:
                                                 Title:       ~ '\' ri        1

cc:    Daniel Webb, Worldwide Webb Acquisition Corp. (via eml i)
       Jessica Livingston, Securities and Exchange Commission (via email)